EXHIBIT 12

PUBLIC SERVICE COMPANY OF OKLAHOMA
Computation of Ratios of Earnings to Fixed Charges
(in thousands except ratio data)
						Twelve	Three
						Months	Months
	Year Ended December 31,					Ended	Ended
	2005	2006	2007	2008	2009	3/31/2010	3/31/2010
EARNINGS
Income (Loss) Before Income Taxes	$88,378	$52,847	$(46,139)	$120,761	$119,523	$116,482	$6,555
Fixed Charges (as below)	36,762	44,769	54,716	81,584	62,235	64,811	18,028
Total Earnings	$125,140	$97,616	$8,577	$202,345	$181,758	$181,293	$24,583

FIXED CHARGES
Interest Expense	$34,094	$40,778	$46,560	$76,910	$59,093	$61,651	$17,363
Credit for Allowance for Borrowed Funds Used During Construction	668	1,491	5,156	2,174	1,142	1,160	165
Estimated Interest Element in Lease Rentals	2,000	2,500	3,000	2,500	2,000	2,000	500
Total Fixed Charges	$36,762	$44,769	$54,716	$81,584	$62,235	$64,811	$18,028

Ratio of Earnings to Fixed Charges	3.40	2.18	0.15	2.48	2.92	2.79	1.36

For the year ended December 31, 2007, the Earnings to cover Fixed Charges was deficient by $46,139,000.